# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SENSEONICS HOLDINGS, INC., CIK 0001616543
CUSIP: 81727U105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20451 Seneca Meadows Parkway, Germantown, Maryland (MD), 20876
Date of event which requires filing of this statement: 05/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001502541

## Reporting persons
- ROBERT J. SMITH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 50,035,000; shared voting power 0; sole dispositive power 50,035,000; shared dispositive power 0; aggregate amount beneficially owned 50,035,000 (6.14% of the class)
- ENERGY CAPITAL, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 49,700,000; shared voting power 0; sole dispositive power 49,700,000; shared dispositive power 0; aggregate amount beneficially owned 49,700,000 (6.1% of the class)
- PLATO & ASSOCIATES, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 335,000; shared voting power 0; sole dispositive power 335,000; shared dispositive power 0; aggregate amount beneficially owned 335,000 (0.04% of the class)

## Item 1. Issuer
Name of issuer: SENSEONICS HOLDINGS, INC.
Address of issuer's principal executive offices: 20451 Seneca Meadows Parkway Germantown, MD 20876

## Item 2. Person Filing
Name of person filing: Robert J. Smith, Energy Capital, LLC, and Plato & Associates, LLC
Address of principal business office or, if none, residence: 13650 Fiddlesticks Blvd. Suite 202-324 Ft. Myers, FL 33912
Citizenship: U.S., Florida and Florida, respectively

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
50,035,000

Robert J. Smith, sole owner/member of Energy Capital, LLC and Plato & Associates, LLC, may be deemed to have beneficial ownership of the aggregate of 50,035,000 shares owned by both entities.
Percent of class: 6.14%
Sole power to vote or to direct the vote: 50,035,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 50,035,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ROBERT J. SMITH: /s/ Robert J. Smith, Robert J. Smith (08/08/2025)
- ENERGY CAPITAL, LLC: /s/ Robert J. Smith, Robert J. Smith Individually and as Sole Owner/Member of Energy Capital, LLC (08/08/2025)
- PLATO & ASSOCIATES, LLC: /s/ Robert J. Smith, Robert J. Smith Individually and as Sole Owner/Member of Plato & Associates, LLC (08/08/2025)